Algonquin Power & Utilities Corp. Announces 2016 Second Quarter and Year to Date Financial Results

OAKVILLE, Ontario – August 11, 2016 – Algonquin Power & Utilities Corp. (TSX: AQN) (“APUC”) today announced financial results for the second quarter ended June 30, 2016.
Second Quarter Financial Highlights:

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Revenue was $222.8 million compared to $196.2 million during the second quarter in 2015, an increase of $26.6 million. The increase in APUC revenue during the quarter was primarily the result of contributions from new facilities, the implementation of new rates within our regulated utility business, and a stronger U.S. dollar. For the first six months of 2016, APUC generated revenue of $564.5 million compared to $578.0 million in the first six months of 2015.

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APUC reported Adjusted Net Earnings[1] of $30.9 million or $0.11 per common share in the second quarter of 2016 compared to Adjusted Net Earnings[1] of $22.2 million or $0.08 per common share in the second quarter of 2015. APUC reported Adjusted Net Earnings[1] of $87.2 million or $0.31 per common share for the first six months of 2016 compared to $64.6 million or $0.25 per common share for the first six months of 2015.

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In the second quarter of 2016, Adjusted Earnings Before Interest, Taxes, Depreciation & Amortization (“Adjusted EBITDA”1) totalled $99.2 million as compared to $81.1 million during the same period in 2015, an increase of $18.1 million or 22.3%. The increase in Adjusted EBITDA was primarily due to the newly acquired Park Water System, the impact of rate case settlements, and a stronger U.S. dollar. APUC reported Adjusted EBITDA[1] of $247.2 million for the first six months of 2016 compared to $195.6 million for the first six months of 2015.

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Adjusted Funds from Operations[1] totalled $77.5 million or $0.28 per common share in the second quarter of 2016 compared to Adjusted Funds from Operations of $55.2 million or $0.22 per common share during the same period in 2015. The change in Adjusted Funds from Operations is primarily due to increased cash provided by operating activities as compared to the same period in 2015. For the first six months of 2016, Adjusted Funds from Operations[1] totalled $199.4 million or $0.74 per common share compared to $156.1 million or $0.63 per common share for the first six months of 2015.

"Our second quarter and year to date results reflect the continuation of our strong growth program, delivering significant value in earnings and cash flow for our shareholders to support the growth in the dividend” remarked Ian Robertson, Chief Executive Officer of APUC. "We are pleased with the progress made to date on our acquisition of the Empire District Electric Company, having received Empire’s shareholder approval for the transaction as well as delivering on our growth in our power development projects with the successful commissioning of the Odell Wind Project in the U.S.."
Second Quarter Growth Highlights:

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On July 29, 2016, construction of the Odell Wind Project, a 200 MW wind generating facility located in Minnesota, was completed. The Odell Wind Project is the Generation Group's ninth wind generating facility and consists of 100 Vestas V110 2.0 wind turbines. The project is expected to generate 831.8 GW-hrs of energy per year, with all energy sold pursuant to a 20 year power purchase agreement.

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In the second quarter, the Calpeco Electric System reached an all-party settlement with the California Public Utilities Commission ("CPUC") staff allowing for a U.S. $9.8 million net distribution revenue increase.

Second Quarter Corporate Highlights:

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On May 12, 2016, APUC’s Board of Directors approved a 10% dividend increase from a total annual dividend of U.S. $0.3850 to a total annual dividend of U.S. $0.4235, paid quarterly at a rate of U.S. $0.1059 per common share. Management believes that the dividend increase is consistent with APUC’s stated strategy of delivering total shareholder return comprised of attractive current dividend yield and capital appreciation.

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On June 16, 2016, Empire's shareholders voted to approve the previously announced Agreement and Plan of Merger with a wholly owned subsidiary of APUC. Approximately 95.5% of votes cast voted in favor of the proposed merger. The transaction remains subject to certain regulatory approvals which are expected in the second half of 2016 or early 2017.

APUC’s supplemental information is available on the web site at www.AlgonquinPowerandUtilities.com.
APUC will hold an earnings conference call at 10:00 a.m. eastern time on Friday, August 12, 2016, hosted by Chief Executive Officer, Ian Robertson and Chief Financial Officer, David Bronicheski.

Conference call details:
Date: Friday, August 12, 2016
Start Time: 10:00 a.m. eastern time
Phone Number: Toll free within North America: 1-800-319-4610 or Toronto: 1-416-915-3239
Conference ID: Please ask to join the Algonquin Power & Utilities Corp. conference call
Presentation Access: http://services.choruscall.ca/links/algonquinpower20160812.html
For those unable to attend the live call, a digital recording will be available for replay two hours after the call by dialing 1-604-638-9010 or 1-855-669-9658, access code 00660 from Friday, August 12, 2016 until August 26, 2016.

About Algonquin Power & Utilities Corp.
APUC is a $5 billion North American diversified generation, transmission and distribution utility. The distribution business group provides rate regulated water, electricity and natural gas utility services to over 560,000 customers in the United States. The generation business group owns a portfolio of North American based contracted wind, solar, hydroelectric and natural gas powered generating facilities representing more than 1,300 MW of installed capacity. The transmission business group invests in rate regulated electric transmission and natural gas pipeline systems in the United States and Canada. APUC delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its regulated distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares, preferred shares, and instalment receipts are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, AQN.PR.D, and AQN.IR.
Visit APUC at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

For Further Information:
Ian Tharp, CFA
Vice President Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1
Telephone: (905) 465-6770
Website: www.AlgonquinPowerandUtilities.com

Caution Regarding Forward-Looking Information and non-GAAP Financial Measures
Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management's discussion and analysis section of APUC's most recent annual report, quarterly report, and APUC's Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

(1)	Non-GAAP Financial Measures and Use of Non-GAAP Financial Measures
The terms “Adjusted Net Earnings”, Adjusted EBITDA, and "Adjusted Funds from Operations" are used in this press release. The terms “Adjusted Net Earnings”, Adjusted EBITDA, and "Adjusted Funds from Operations" are not recognized measures under GAAP. There is no standardized measure of “Adjusted Net Earnings”, Adjusted EBITDA, and "Adjusted Funds from Operations" and consequently APUC’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. A calculation and analysis of “Adjusted Net Earnings”, Adjusted EBITDA, and "Adjusted Funds from Operations" can be found in the Management’s Discussion & Analysis for the quarter ended June 30, 2016.
Adjusted Net Earnings
Adjusted Net Earnings is a non-GAAP metric used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or litigation expenses and are viewed as not directly related to a company’s operating performance. Net earnings of APUC can be impacted positively or negatively by gains and losses on derivative financial instruments, including foreign exchange forward contracts, interest rate swaps and energy forward purchase contracts as well as to movements in foreign exchange rates on foreign currency denominated debt and working capital balances. Adjusted weighted average shares outstanding represents weighted average shares outstanding adjusted to remove the dilution effect related to shares issued in advance of funding requirements. APUC uses Adjusted Net Earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations and other typically non-recurring items as these are not reflective of the performance of the underlying business of APUC. APUC believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. It is not intended to be representative of net earnings or loss determined in accordance with GAAP.
Adjusted EBITDA
EBITDA is a non-GAAP metric used by many investors to compare companies on the basis of ability to generate cash from operations. APUC uses these calculations to monitor the amount of cash generated by APUC as compared to the amount of dividends paid by APUC. APUC uses Adjusted EBITDA to assess the operating performance of APUC without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition costs, litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests and gain or loss on foreign exchange, earnings or loss from discontinued operations and other typically non-recurring items. APUC adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the company. APUC believes that presentation of this measure will enhance an investor’s understanding of APUC’s operating performance. Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with GAAP.
Adjusted Funds from Operations
Adjusted Funds from Operations is a non-GAAP measure used by investors to compare cash flows from operating activities without the effects of certain volatile items that generally have no current economic impact or items such as acquisition expenses and are viewed as not directly related to a company’s operating performance. Cash flows from operating activities of APUC can be impacted positively or negatively by changes in working capital balances, acquisition expenses, litigation expenses, and cash provided or used in discontinued operations. Adjusted weighted average shares outstanding represents weighted average shares outstanding adjusted to remove the dilution effect related to shares issued in advance of funding requirements. APUC uses Adjusted Funds from Operations to assess its performance without the effects of (as applicable) changes in working capital balances, acquisition expenses, litigation expenses, cash provided or used in discontinued operations and other typically non-recurring items affecting cash from operations as these are not reflective of the long-term performance of the underlying businesses of APUC. APUC believes that analysis and presentation of funds from operations on this basis will enhance an investor’s understanding of the operating performance of its businesses. It is not intended to be representative of cash flows from operating activities as determined in accordance with GAAP.